UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ampere Technologies, Inc.

Legal status of Issuer:

>*Form:*
>
>Corporation
>
>*Jurisdiction of Incorporation/Organization:*
>
>Delaware
>
>*Date of Organization:*
>
>March 15, 2023

Physical Address of Issuer:

8 The Green, Ste. A, Dover, Delaware 19901

Website of Issuer:

https://ampere.shop/

Is there a co-issuer? _X__ yes _ no.

Name of co-issuer

Ampere Technologies CF SPV, LLC

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Class B Non-Voting Common Stock

Target Number of Securities to be Offered:

10,000

Price (or Method for Determining Price):

$5.00

Target Offering Amount:

$$50,000

Oversubscriptions Accepted:
☑ Yes

☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

April 29, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2022) *	Prior fiscal year-end (2021) *

Total Assets	$1,057,906	$1,270,648
Cash & Cash Equivalents	$1,651	$178,218
Accounts Receivable	$36,253	$26,889
Short-term Debt	$1,621,791	$1,482,795
Long-term Debt	$1,333,185	$762,389
Revenues/Sales	$2,743,722	$344,882
Cost of Goods Sold**	$1,240,821	$259,961
Taxes Paid	$0	$0
Net Income/(Loss)	$(922,533)	$(1,336,075)

*This table reflects the financial performance and reporting for the issuer's wholly-owned subsidiary, Ampere LLC. The table reflects the financial performance of the company's predecessors, its wholly-owned subsidiary Ampere LLC. As of December 31, 2022 neither the issuer, Ampere Technologies, Inc., nor the co-issuer, Ampere Technologies CF SPV LLC had been formed.

**Listed as cost of sales in the financial statements.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North

Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Ampere Technologies, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C   iii

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS   iv

THE OFFERING AND THE SECURITIES   1

    The Offering   1

    The Deal Page   2

    The Securities Being Offered   3

COMMISSION AND FEES   5

    Other Compensation   5

DISCOUNTS TO THE SHARE PRICE   5

RISK FACTORS   5

    Description of the Business   19

    Litigation   37

USE OF PROCEEDS   39

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS   41

CAPITALIZATION, DEBT AND OWNERSHIP   41

    Capitalization   41

    Ownership   42

FINANCIAL INFORMATION   43

    Valuation   48

    Material Changes and Other Information   48

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST   49

TAX MATTERS   52

LEGAL MATTERS   52

ADDITIONAL INFORMATION   53

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their

entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer", the "**company**" or "**we**". The term "**subsidiary**" refers to our wholly-owned subsidiary Ampere LLC, the term "**parent**" refers to our parent company GGTR, LLC, and the term "**Crowdfunding SPV**" refers to Ampere Technologies CF SPV, LLC.

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.


CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS


This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law,

we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The price per Security will be (i) $5.00 per Security if the Subscriber has signed prior to the Company receiving $300,000 in investment commitments in the Offering and (ii) $6.50 per Security thereafter through the end of the Offering. It will be in the discretion of the intermediary and/or the Company to determine if an investment was made prior to change in the price. The investment will be made through Ampere Technologies CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The Minimum Individual Purchase Amount is $250, other than the maximum individual purchase amounts under Regulation CF, there is no maximum individual purchase amount in this Offering. The Issuer reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer an alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 29, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. <u>**Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**</u>

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/ampere (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities Being Offered

We request that you please review this Form C, the Subscription Agreement, and our Certificate of Incorporation and the Crowdfunding SPV's operating agreement, they are attached as <u>Exhibit B</u>, <u>Exhibit C</u> and <u>Exhibit F</u> to this Form C, respectively, in conjunction with the following summary information. We note the summary information below is qualified in entirely by the provisions in those documents as well as the company's bylaws and the applicable provisions of Delaware General Corporate Law.

General

The company's authorized securities consist of up to 7,910,578 shares of common stock, of which 5,970,000 are Class A Voting Common Stock and 1,940,578 are Class B Non-Voting Common Stock, and 1,977,644 shares of preferred stock. As of April 1, 2024, there were 5,970,000 shares of Class A Voting Common Stock, 146,773 shares of Class B Non-Voting Common Stock and no shares of Preferred Stock outstanding.

Class B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

__The investment will be made through Ampere Technologies CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.__

> *__Crowdfunding SPV__*

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV will be the legal owner of the Class B Non-Voting Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Non-Voting Common Stock as if they had invested directly with the company.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as otherwise required by Delaware law.

Right to Receive Liquidation Distributions

Subject to preferences that may be applicable to any then outstanding preferred stock, in the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

Though the company currently has no plans to issue any shares of Preferred Stock, under the Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to designate and issue up to 1,977,644 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;

- reducing the likelihood that holders of Common Stock will receive payments in the event of the liquidation, dissolution, or winding up of the company; and

- delaying, deterring or preventing a change-in-control or other corporate takeover.

Bonus Shares and Perks

The company is offering various bonus shares and perks. For full details on such perks and bonus shares, please see the Deal Page. The company may modify such perks from time to time; however, if the company changes an item that is a term of this offering (e.g., the Bonus Share levels), the company will file an amendment to the Form C.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

DISCOUNTS TO THE SHARE PRICE

Certain investors in this offering are eligible to receive discounts on membership interests representing shares of Class B Non-Voting Common Stock for their shares purchased based on the timing of your investment, on the amount of your investment or for certain groups, including prior investors. Investors will receive the highest discount they are eligible for. For clarification, the greatest discount in this offering is approximately 47%.

The company reserves the right to discontinue offering discounts if required for business or regulatory purposes.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in

its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company and Its Business

The company is currently operating at a net loss. The company's wholly owned subsidiary, Ampere, LLC, incurred a net loss of $922,533 and $1,336,075 for the years ended December 31, 2022 and December 31, 2021, respectively. The likelihood of the company's creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its products. There is no assurance that the company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business. As of December 31, 2022, the company had $1,621,791 in current liabilities and $1,333,185 in long term liabilities. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base.

Our substantial debt could have important consequences to us. For example, it could:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- place us at a competitive disadvantage to our competitors with proportionately less debt for their size;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changing conditions in our business; and
- limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The auditor has included a "going concern" note in the audit report. The audit report notes that the company has suffered recurring losses from operations, negative cash flows, and a capital deficiency and that the company has stated that substantial doubt exists about the

company's ability to continue as a going concern. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

For example, as of March 31, 2024, we owed certain lenders an aggregate of over $600,000 with mature dates ranging from August 2024 to July 2026, and owe over $200,000 in loans with either a longer maturity or payments based on revenue. If we are in breach of any of these loans, our creditors may have the right to accelerate our payment obligations and we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

We are past the maturity date on one of our loans. We have approximately $101,185.06 outstanding in aggregate under a Kickfurther loan. The loan was due in full on April 8, 2023. We have negotiated a payment schedule with our lender going forward. While we will continue to make payments with the lender and are confident we will be able to repay this loans with our operating capital, we may not be able to do so. In that case, the lender may accelerate all amount payable under this loan. Such action could not only deplete our cash but could also impact our ability to obtain credit, including with suppliers, and therefore materially adversely affect our ability to grow our business.

The company's parent will be entitled to receive fees and expenses in addition to any dividends paid to the shareholders. Pursuant to two license agreements between the parent and our wholly owned subsidiary, Ampere LLC, our parent is entitled to receive fees equal to 10% of the subsidiary's gross revenue. Additionally, pursuant to an agreement between the parent and our subsidiary, the parent is entitled to have certain fees and costs reimbursed by the subsidiary. These fees and costs will reduce the amount of cash available to our subsidiary and to us to grow our business.

If the company cannot raise sufficient capital, it may not succeed. The company is offering up to 701,289 shares of Class B Non-Voting Common Stock in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the company will need additional funds in the future to grow. If it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise a substantially lesser amount than the maximum amount it seeks, it will have to find other funding sources for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as debt securities or loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Management discretion as to use of proceeds. The company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the company's current business plan. Further, we are accepting "in kind" investments, which means we will not be receiving cash for all our investments. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

We use celebrities and influencers. We use and pay celebrities and influencers to market our products and improve the profile of our company. We have provided these individuals guidance as to what they can say, but to the extent their statements, the timing of those statements or their actions are inappropriate, or they have failed to include proper disclosure we may suffer reputational harm and/or have liability with respect to their statements and actions. Either of which can materially adversely affect the company's business, reputation, results of operations and financial condition.

The company depends on component and product manufacturing and logistical services provided by outsourcing partners, located in China. All the company's manufacturing is performed in whole or in part by outsourcing partners located in China. To the extent there are any trade or other tensions between the United States and China our ability to seamlessly design, build, market and sell our products will be negatively impacted. Changes or additions to the company's supply chain require considerable time and resources and involve significant risks and uncertainties. While the company relies on its partners to adhere to its supplier code of conduct, violations of the supplier code of conduct occur from time to time and can materially adversely affect the company's business, reputation, results of operations and financial condition.

Any failure of these partners to perform can have a negative impact on the company's cost or supply of components or finished goods. In addition, manufacturing or logistics in China or transit to final destinations can be disrupted for a variety of reasons, including natural and man-made disasters, information technology system failures, commercial disputes, armed conflict, economic, business, labor, environmental, public health or political issues, or international trade disputes.

Our business is subject to the risks inherent in global sourcing activities. As a company engaged in sourcing on a global scale, we are subject to the risks inherent in such activities, including, but not limited to:

· imposition of additional duties, taxes and other charges or restrictions on imports or exports;

· unavailability of, or significant fluctuations in the cost of, raw materials;

· compliance by us and our independent manufacturers and suppliers with labor laws and other foreign governmental regulations;

· increases in the cost of labor;

· compliance by our independent manufacturers and suppliers with applicable compliance policies;

· compliance with applicable laws and regulations, including other laws and regulations regarding the sourcing of materials in the company's products, the FCPA and other global anti-corruption laws, as applicable, and other U.S. and international regulations and requirements;

· regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions by any government or regulatory authority in the jurisdictions where we conduct business, such as the listing of a person or entity as a Specially Designated National or Blocked Person by the U.S. Department of the Treasury's Office of Foreign Assets Control and the issuance of Withhold Release Orders by the U.S. Customs and Border Patrol;

· disruptions or delays in shipments whether due to port congestion, other shipping capacity constraints or other factors, which may result in increased inbound freight costs;

· loss or impairment of key manufacturing or distribution sites;

· inability to engage new independent manufacturers that meet the company's cost-effective sourcing model;

· product quality issues;

· political unrest, including protests and other civil disruption;

· public health crises, such as pandemic and epidemic diseases, and other unforeseen outbreaks;

· natural disasters or other extreme weather events, whether as a result of climate change or otherwise;

· acts of war or terrorism and other external factors over which we have no control.

We are subject to labor laws governing relationships with employees, including minimum wage requirements, overtime, working conditions, and citizenship requirements. Compliance with

these laws may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation.

In addition, we require our independent manufacturer and suppliers to operate in compliance with applicable laws and regulations; however, we do not control this manufacturer or suppliers or their labor, environmental or other business practices. The violation of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer's or supplier's labor practices from those generally accepted as ethical or appropriate in the U.S., could interrupt or otherwise disrupt the shipment of our products, harm our trademarks or damage our reputation. The occurrence of any of these events could materially adversely affect our business, financial condition and the results of operations.

We are dependent on a limited number of distribution and sourcing centers. Our ability to meet the needs of our customers and our retail stores and e-commerce sites depends on the proper operation of these centers. If any of these centers were to shut down or otherwise become inoperable or inaccessible for any reason we could suffer a substantial loss of inventory and/or disruptions of deliveries to our retail and wholesale customers. While we have business continuity and contingency plans for our sourcing and distribution center sites, significant disruption of manufacturing or distribution for any of the above reasons could interrupt product supply, result in a substantial loss of inventory, increase our costs, disrupt deliveries to our customers and our retail stores, and, if not remedied in a timely manner, could have a material adverse impact on our business.

Because our distribution centers include automated and computer-controlled equipment, they are susceptible to risks, including power interruptions, hardware and system failures, software viruses, and security breaches. The warehousing of the company's merchandise, store replenishment, and processing of direct-to-customer orders is handled by these centers, and prolonged disruption in these operations could materially adversely affect our business and operations.

The company's financial performance is subject to risks associated with changes in the value of the U.S. dollar relative to local currencies. The company's primary exposure to movements in foreign currency exchange rates relates to non–U.S. dollar–denominated sales, cost of goods and operating expenses worldwide. Most of our products are sold in the United States, and most of our products are sourced overseas, specifically in China. Therefore, foreign currency exchange rate fluctuations could materially affect gross margins on the company's products.

A strengthening of foreign currencies, specifically the Chinese Yuan, relative to the U.S. dollar, may increase the company's cost of product components denominated in those currencies, thus adversely affecting gross margins.
In addition, the company's foreign currency–denominated sales and earnings could cause the company to reduce international pricing and incur losses on its foreign currency derivative instruments, thereby limiting the benefit.

Conversely, the weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of the company's foreign currency–denominated sales and earnings and generally leads the company to raise international pricing, potentially reducing demand for the company's products. In some circumstances, for competitive or other reasons, the company may decide not to raise international pricing to offset the U.S. dollar's strengthening, which would

adversely affect the U.S. dollar value of the gross margins the company earns on foreign currency–denominated sales.

The growth of our business depends on the successful execution of our growth strategies, including our omni-channel expansion efforts and our ability to acquire and retain new customers in a cost-effective manner. Our growth depends on our ability to acquire and retain new customers in a cost-effective manner. Omni channel expansion efforts, aka digital marketing, is costly. The company's continued success relies on acquiring and retaining new customers. Failure by the company to successfully utilize digital marketing could adversely affect its business operations.

Our success depends, in part, on attracting, developing, and retaining qualified employees, including key personnel. The ability to successfully execute our goals is heavily dependent on attracting, developing, and retaining qualified employees, including Reid Covington and Chase Larson, our senior management team. Competition in our industry to attract and retain these employees is intense and is influenced by our ability to offer competitive compensation and benefits, employee morale, our reputation, recruitment by other employers, perceived internal opportunities, non-competition and non-solicitation agreements and macro unemployment rates. Our operational efficiency initiatives, acquisitions, and related integration activity may intensify this risk.

We depend on the guidance of our senior management team and other key employees who have significant experience and expertise in our industry and our operations. There can be no assurance that these individuals will remain with us or that we will be able to identify and attract suitable successors for these individuals. The loss of one or more of our key personnel or the direct or indirect consequences of results thereof, or any negative public perception with respect to these individuals or the loss of these individuals, could have a material adverse effect on our business, results of operations, and financial condition.

Significant competition in our industry could adversely affect our business. We face intense competition in the product lines and markets in which we operate, including from many competitors with greater resources than ours. Dusk's main competitors will likely be other companies offering smart sunglasses or photochromic lenses. This includes brands like Ray-Ban, Oakley, Smith Optics, Transitions Optical, and Bose. While these companies offer different products and features, they are all competitors to Dusk in the broader market for smart sunglasses and photochromic lenses. We also see competition alongside other consumer electronics brands that focus on travel tech, like Belkin, Native Union and Anker. There is a risk that our competitors may develop new products or product categories that are more popular with our customers or that the size and resources of some of our competitors may allow them to compete more effectively. We may be unable to anticipate the timing and scale of such product introductions by competitors, which could harm our business. Our ability to compete also depends on the strength of our brand, whether we can attract and retain key talent, and our ability to protect our trademarks and design patents. A failure to compete effectively could adversely affect our growth and profitability.

The development of new products requires a lot of capital. The company must make significant investments in R&D. There can be no assurance that these investments will achieve expected returns, and the company may not be able to successfully develop and market new products and services.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products. Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by an unforeseen factor, such as the COVID-19 pandemic, we may be faced with significant excess inventories for some products and missed opportunities for other products. If that occurs, we may be forced to rely on destruction, donation, markdowns, or promotional sales to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

The company is reliant on third-party manufacturers to maintain amicable relationships, create products pursuant to exact specifications and protect trade secrets. The company relies on third-party manufacturers to produce its products pursuant to specifications provided by the company. The company trusts that the manufacturers will (i) produce its products exactly as directed so that the brand integrity of the products is maintained and (ii) use reasonable efforts to protect trade secrets. The company cannot assure you that the manufacturers will (i) produce products that are uniform in design and quality and (ii) not unintentionally or willfully, disclose the company's trade secrets to competitors or other third parties. Variations in the production or failure of the manufacturer to maintain trade secrets could have a material adverse effect on the company's consolidated financial results and on your investment.

The success of our business relies heavily on price integrity, product integrity, brand integrity, exceptional customer experience and our ability to respond to changing fashion and retail trends in a timely manner. Any misstep in price integrity, product integrity, design, executive leadership, exceptional customer service, and or marketing, could negatively affect the image of our brand with our customers. Furthermore, the products we have historically marketed and those we plan to market in the future are becoming increasingly subject to rapidly changing fashion trends and consumer preferences, including the shift to digital brand engagement and social media communication. If we do not anticipate and respond promptly to changing customer preferences and fashion trends in the design, production, and styling of our products, as well as create compelling marketing campaigns that appeal to our customers, our sales and results of operations may be negatively impacted. Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies. Even if our products, marketing campaigns and retail environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact our business, financial condition, and results of operations.

Our operating results are subject to seasonal and quarterly fluctuations. The company's results are typically affected by seasonal trends. We have historically realized, and expect to continue to realize, higher sales and operating income in the fourth quarter of our fiscal year. Poor sales in the company's fourth fiscal quarter would have a material adverse effect on its full year operating results and result in higher inventories. In addition, fluctuations in net sales, operating income and operating cash flows of the company in any fiscal quarter may be affected by the timing of wholesale shipments and other events affecting retail sales, including adverse weather conditions or other macroeconomic events, including the impact of the COVID-19 pandemic.

The company is subject to complex and changing laws and regulations worldwide, which exposes the company to potential liabilities, increased costs and other adverse effects on the company's business. The company's global operations are subject to complex and changing laws and regulations related to our development of prescription sunglasses through our DUSK Rx line. Compliance with these laws and regulations is onerous and expensive. New and changing laws and regulations can adversely affect the company's business by increasing the company's costs, limiting the company's ability to offer a product, service or feature to customers, impacting customer demand for the company's products and services, and requiring changes to the company's supply chain and its business. New and changing laws and regulations can also create uncertainty about how such laws and regulations will be interpreted and applied.

Risks Related to Global Economic Conditions and Legal and Regulatory Matters

The company's results of operations may be negatively impacted by the coronavirus outbreak. The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business. The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Non-voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

Economic conditions could materially adversely affect our financial condition, results of operations and consumer purchases of our products. Our results can be impacted by a number of macroeconomic factors, including but not limited to consumer confidence and spending levels, tax rates, unemployment, consumer credit availability, raw materials costs, pandemics and natural disasters, fuel and energy costs (including oil prices), global factory production, commercial real estate market conditions, credit market conditions and the level of customer traffic in malls and shopping centers.

Demand for our products is significantly impacted by trends in consumer confidence, general business conditions, interest rates, foreign currency exchange rates, the availability of consumer

credit, and taxation. Consumer purchases of discretionary items, such as the company's products, tend to decline during recessionary periods or periods of sustained high unemployment, when disposable income is lower.

Our business is subject to computer system disruption and cyber security threats, including a personal data or security breach, which could damage our relationships with our customers, harm our reputation, expose us to litigation and adversely affect our business. We depend on digital technologies for the successful operation of our business, including corporate email communications to and from employees, customers, stores and vendors, the design, manufacture and distribution of our finished goods, digital marketing efforts, collection and retention of customer data, employee and vendor information, the processing of credit card transactions, online e-commerce activities and our interaction with the public in the social media space. The possibility of a cyber-attack on any one or all of these systems is a serious threat. The retail industry, in particular, has been the target of many recent cyber-attacks. As part of our business model, we collect, retain, and transmit confidential information over public networks. In addition to our own databases, we use third party service providers to store, process and transmit this information on our behalf. Although we contractually require these service providers to implement and use reasonable and adequate security measures, we cannot control third parties and cannot guarantee that a personal data or security breach will not occur in the future either at their location or within their systems. We also store all designs, goods specifications, projected sales and distribution plans for our finished products digitally. We have enterprise class and industry comparable security measures in place to protect both our physical facilities and digital systems from attacks. Despite these efforts, however, we may be vulnerable to targeted or random personal data or security breaches, acts of vandalism, computer malware, misplaced or lost data, programming and/or human errors, or other similar events.

Awareness and sensitivity to personal data breaches and cyber security threats by consumers, employees and lawmakers is at an all-time high. Any misappropriation of confidential or personal information gathered, stored or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees and investors. We may also incur significant costs implementing additional security measures to protect against new or enhanced data security or privacy threats, or to comply with current and new state, federal and international laws governing the unauthorized disclosure of confidential and personal information which are continuously being enacted and proposed such as the General Data Protection Regulation (GDPR) in the E.U. and the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA) in the U.S.A., as well as increased cyber security and privacy protection costs such as organizational changes, training employees, engaging third-party experts and consultants and lost revenues resulting from unauthorized use of proprietary information including our intellectual property. Lastly, we could face sizable fines, significant breach containment and notification costs to supervisory authorities and the affected data subjects, and increased litigation as a result of cyber security or personal data breaches.

In addition, we have e-commerce in the U.S. Given the robust nature of our e-commerce presence and digital strategy, it is imperative that we maintain uninterrupted operation of our: (i) computer hardware, (ii) software systems, (iii) customer marketing databases, and (iv) ability to email our current and potential customers. Despite our preventative efforts, our systems are vulnerable from time to time to damage, disruption or interruption from, among other things, physical damage, natural disasters, inadequate system capacity, system issues, security breaches, email blocking lists, computer malware or power outages. Any material disruptions in our e-

commerce presence or information technology systems could adversely affect our business, financial condition and results of operations.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brands and negatively affect sales. We believe our trademarks, copyrights, patents, and other intellectual property rights are extremely important to our success and our competitive position. We devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. Despite our efforts, counterfeiting still occurs and if we are unsuccessful in challenging a third party's rights related to trademark, copyright, or patent this could adversely affect our future sales, financial condition, and results of operations. We are aggressive in pursuing entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. We cannot guarantee that our actions to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future. Our trademark applications may fail to result in registered trademarks or provide the scope of coverage sought. Furthermore, our efforts to enforce our intellectual property rights are often met with defenses and counterclaims attacking the validity and enforceability of our intellectual property rights. Unplanned increases in legal fees and other costs associated with defending our intellectual property rights could result in higher operating expenses. Finally, many countries' laws do not protect intellectual property rights to the same degree as U.S. laws.

Risks Related to Securities in this Offering

The company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

There is no current market for any shares of the company's stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

We are offering non-voting interests in the company and holders of the company's Class A Voting Common Stock control the Board of Directors. GGTR LLC holds 100% of the company's voting stock as of March 5, 2024. Our certificate of incorporation gives the holder of Class A Voting Common Stock the exclusive right to elect the members of our board of directors. Therefore, investors in this offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan or expanding the employee option pool,

and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

No guarantee of return on investment. There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not be investing directly into the company, but into a special purpose vehicle. Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Ampere Technologies CF SPV, LLC and with the money you pay, it will buy our convertible notes by becoming a member of Ampere Technologies CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

Our valuation and our offering price have been established internally and are difficult to assess. The company has set the price of its Class B Non-voting Common Stock at either $5.00 or $6.50 per share, depending on the timing of investment, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see " Transactions with Related Persons and Conflicts of Interest-- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

We are offering discounts to some investors in this Offering both in the form of a lower offering price as well as Bonus Shares, which is effectively a discount on our stock price. Certain investors in this Offering are entitled to receive additional membership interests in the special purpose vehicle representing shares of Class B Non-Voting Common Stock (effectively a discount) based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering and will effectively act as a discount to the price at which the company is offering its stock. In addition, certain class of individuals are also entitled to Bonus Shares and investors who invest in the first $300,000 in this Offering will pay a lower price than those who invest after we have received that amount. That said, the lowest effective price an investor will pay with a discount will be $3.077. For

example, an investor who invests $100,000 (not including the Investor Transaction Fee) in this Offering will be eligible for 100% Bonus Shares for investing over $100,000 (capped at the lowest effective price which would mean such investor would have 62.5% Bonus Shares while the price is $5.00 and 100% Bonus Shares while the price is $6.50). Further if such investor were to invest early in the Offering they would pay $5.00 for each membership interest representing a share of Class B Non-Voting Common Stock rather $6.50 for the same membership interest. Accordingly, that investor would receive 20,000 membership interests in the Crowdfunding SPV representing 20,000 shares of the company's Class B Non-Voting Common Stock plus an additional 12,499 Bonus Shares, effectively purchasing 32,499 shares of Class B Non-Voting Common Stock for the same price paid for 20,000 shares of Class B Non-Voting Common Stock or effectively paying a per share price of $3.077 if purchased when eligible for the $5.00 per share purchase price. For more details, including all of the Bonus Shares being offered, see "Bonus Share and Perks" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to

suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

GGTR, LLC, serves as our parent company and owns 100% of our Class A Voting Stock. Ampere LLC is our wholly owned operating subsidiary. Although we were only organized in the State of Delaware on March 15, 2023, our parent company has been operating since 2019, and our operating subsidiary has been active since 2019 as well. We design, market, and sell consumer electronics and accessories through both traditional (wholesale) retail channels and online (direct-to-consumer, or "DTC"). Our consumer electronics and accessories can be found on our website at www.ampere.shop, on Amazon, and through other channels. The content on the Ampere website is not incorporated by reference into this Form C or any other report or document we file with the SEC.

The Crowdfunding SPV, Ampere Technologies CF SPV, LLC, was recently organized and serves solely to hold the securities to be issued by our company and pass through the rights related to those securities. Investments in this offering will be made through the Crowdfunding Issuer, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our mission: To make fun, functional tech that people love using every day.

In 2019, we launched Unravel, our patented 3-in-1 wireless charger. When the COVID pandemic emerged in 2020, we adeptly pivoted into the smart home space by introducing Shower Power, our patent-pending hydro-powered shower speaker.

In 2021, we turned our attention to the outdated eyewear industry, where traditional sunglasses have fixed tint levels and photochromic lenses, which react chemically to light but often change too slowly or at the wrong time. To address these issues and gaps in the market, we launched Dusk, the world's first app-enabled electrochromic smart sunglasses, that allow users to choose the tint of the lenses they want, instantly.

Following Dusk's launch, our revenue experienced a nearly 700% year-over-year growth from 2021 to 2022. As a result, expanding the Dusk line became our top priority.

EXECUTIVE SUMMARY

The $323B global eyewear industry is built on outdated tech.** The existing options on the market, a) fixed lenses or b) photochromic Transition lenses do not empower wearers to see in changing light conditions.

We created Dusk, the world's first light and touch responsive smart glasses with instant electronic tint control, to address this gap. We have positioned Ampere as the market leader in this new and exciting technology that we believe will revolutionize the eyewear market.

We've spent 2023 putting ourselves in a position to capitalize on the next wave of growth. And we've managed to accomplish this while sustaining growth and improving profitability in 2023.*

Outside of sales and numbers, it continues to be amazing to see the world's interest in Dusk and the new smart eyewear category we are pioneering. This is evidenced by 50 million+ organic social media views, top-tier media accolades (WIRED's Best Sunglasses) and consistent viral videos like @Beebomco's 54-second video with 14M views & 1M likes.

Dusk is not only extremely fun and eye-catching, Ampere's game-changing technology is also genuinely useful. Thanks to our state-of-the-art Japanese manufacturing and world leading flexible liquid crystal technology, Dusk's revolutionary lenses allow users to adjust the tint level with 1% precision in 0.1 seconds and offer unparalleled optical clarity with low haze. Dusk lenses transition from dark to light and light to dark virtually instantly, a mind-blowing 1800x faster than Transitions lenses (or anything else we have seen on the market).

As a result, tens of thousands are loving using Dusk every day, validating Ampere's technology foothold in the eyewear market.

We've made great progress in expanding all of our Dusk sales channels from D2C and Amazon to wholesale retail and distribution. In particular, we are excited to see back-to-back years of the Dusk wholesale/retail business growing 4x+. We have retail pilots planned with 3 of the 10 biggest optical retailers in the world (the 2nd biggest in the world, 1 in the top 5 and 1 in the top 10). All 3 of which have several thousand stores globally and a successful pilot. In addition to many other pilots we have planned across optical, consumer electronics, specialty, DIY, mass, travel & airports and sports action adventure. Last, but not least, 2023 Dusk airport sales grew over 500% YoY.* With the success of Dusk in Dubai and Singapore airports, we are looking to immediately expand into more top airports around the world.

All of this is just the very beginning. The current version of Dusk is generation 1 (technically V 1.6). We only offer it in one style with two color options. It is limited in functionally as well as in style offerings and has a premium price tag.

Now that we've

- proven demand and demonstrated our tech foothold in the eyewear market,
- proven our ability to rapidly innovate and market,
- established a solid consumer base along with sales and marketing channels,

we believe we can

- increase volume, optimize supply chain and reduce COGS
- and thereby reduce the price to consumers making it more accessible,
- scale our existing product aggressively,
- refine and expand upon our product offering to keep improving market fit and winning share.

In 2023, we reduced Dusk COGS by almost 20%. We have put together a roadmap that we believe will dramatically reduce COGS over the next 3 years so we eventually can price Dusk below $150, making it much more accessible and unlocking mass consumer volumes.
In 2023, we launched two new versions of Dusk, Dusk Sport and Dusk Rx (the next generation of Dusk that can support prescription or non-prescription lenses). We spent the last three years

crafting and refining this next generation of Dusk based on thousands of pieces of customer feedback.

New features include:

- our patent-pending InstaOptic™ technology, that allows the lenses to automatically adapt to changing light conditions in as little as 0.1 seconds (the #1 request from customers),
- our widest tint range yet thanks to new HVL™ and Xpanse™ lenses, which offer an unmatched visible light transmission (VLT%) range from a near transparent 63% down to a deeply tinted 6%,
- our all-new premium open-ear audio experiences
- and support for prescription glasses.

Both Dusk Sport and Dusk Generation 2 (Dusk Rx) have won CES Innovation awards, the highest honor in consumer tech. Ampere has now won four CES Innovation Awards in four years.

Dusk Rx expands our total addressable market (TAM) to include more than 80% of the $323B eyewear market.** And with the launch of Dusk Sport, we further expand our TAM to include the $671B global sporting goods market.***

We will continue to listen closely to our customers' needs and rapidly iterate on our product offerings. Our business model is designed to bring innovative products to market as efficiently as possible and we believe we do it better than anyone else in consumer tech. By the time our competition introduces generation 1, we believe we will be several generations ahead.

We are excited to unveil Ampere's new mission statement: to leverage technology to empower the world to see beyond 20-20. The current generation of Dusk products allow users to see clearly in changing light conditions, an area that traditional glasses have fallen short. Within the next 5-10 years, we believe that there will be mass consumer adoption of our next-generation technology. But smart glasses that simply allow wearers to see clearly is only the beginning and there is so much more that we believe our technology can empower our wearers to do.

In particular, we are excited about integrating augmented reality (AR) and displays into Dusk. We process the world through our eyes. In short, anything we are currently doing on our smartphones (and eventually more powerful computers) we can do directly in our glasses instead, which we believe will eliminate the need to get out our phones, and skipping the cumbersome process of typing and tapping. We anticipate that we will be able to control glasses through our eyes and our speech. We are working on a version of Dusk that houses a waveguide + micro-LED, single color, single lens display that will have the ability to show notifications, navigation, voice to text and translation, biometric data, speed and even integrate with AI. From there, we plan on developing a smaller, lighter, multi-color, two-lens display that would allow for even more functionality.

Our products

Ampere offers consumer electronics and accessories in three verticals: wearables, smart home, and travel tech. The unifying theme that connects all of our products, as emphasized by our tagline, is "fun, functional tech."

The wearables vertical includes:
- Electrochromic smart sunglasses

The smart home vertical includes:
- Hydro-powered shower speakers

The travel tech vertical includes:
- Wireless chargers
- Power banks
- Tech bags
- Charging accessories — adapters, cables, etc.

The Ampere Difference: Business Model

We believe that the following factors set Ampere apart from our competition:

- We leverage an agile crowdfunding-launch model to bring innovative consumer tech products to market in a data-driven and capital-efficient manner. This approach accelerates the pace of innovation and serves as a pillar of our marketing strategy.
- Our company focuses on manufacturing products that are not only interesting and innovative, but also genuinely useful. Ampere is committed to delivering high-quality design and manufacturing, ensuring our products enhance the daily lives of our customers.
- We create eye-catching tech that gains traction through viral social media exposure.
- Ampere strives to provide excellent customer service, with a team covering all hours of the day, offering quick response times and effectively addressing customer issues, as evidenced by high customer service satisfaction ratings.
- Our company utilizes extensive data analytics to drive digital advertising, marketing, and product design decisions.
- We adopt an omnichannel approach, with our products sold online through our website, Amazon, and crowdfunding campaigns, as well as via wholesale and retail channels.
- Ampere's team consists of experienced digital marketers and electronics experts.
- Our strong IP portfolio protects the company's technology and designs.
- We are committed to making consumer tech more sustainable.
- Ampere maintains close relationships with our manufacturing partners, both geographically and personally.
- Our company boasts strong gross margins, a high average order value, and low worldwide air shipping costs.
- While our primary market is the USA, Ampere has a global customer base, with sales in over 100 countries.

Direct to Consumer

Our Direct-to-Consumer business, encompassing our website Ampere.Shop, Amazon, and product crowdfunding projects launched on Kickstarter.com, Indiegogo.com, and BackerKit.com, accounted for over 90% of our net revenue in 2022. Net Revenues experienced significant growth, increasing to nearly $3 million in 2022 from approximately $340,000 in 2021, representing an almost 700% growth.

This growth is largely due to the launch of Dusk, and we believe several other factors have also contributed:

- Our experienced in-house creative and marketing team has an analytical, data-driven, strategic digital marketing program that leverages new software, platforms, and strategies.
- We have invested in performance marketing and conduct weekly ad testing — adhering to our core value of "test everything and assume nothing."
- We have a comprehensive full-funnel marketing strategy to optimize our sales conversions.
- Our company has actively pursued partnerships and PR initiatives, collaborating with influencers on social media and securing press coverage from top-tier publications.
- We have strategically leveraged content from influencers to enhance our paid social media advertising campaigns.
- Our web store, Ampere.Shop, has been revamped to improve its functionality and user experience.
- We have implemented measures to boost our sales performance on the Amazon platform.
- Our years of crowdfunding experience have been applied successfully to our latest crowdfunding launches, utilizing our agile crowdfunding launch methodology.
- We have established key service provider partnerships to enhance our business operations and growth.

Net Revenue during the period was $3 million and $340,000 for the 2022 and 2021, respectively. Gross revenue in a Non-GAAP measure. Gross revenue includes items not typically included in revenue under U.S. GAAP such as amounts related to discounts and returns. See the discussion below in "Financial Statements" regarding non-GAAP financial measures.

Wholesale Customers

In addition to direct-to-consumer sales, Ampere also engages in wholesale distribution of its products. Our wholesale channel, although relatively new, has experienced significant growth – with wholesale net revenue increasing nearly 500% from $31,517 in 2021 to $175,206 in 2022.

We have established distribution partners in the major geographic regions:
- USA
- UK
- EU
- ME
- APAC

We are in discussions with large potential retailers*:
- Walmart
- Apple
- Decathlon
- Specsavers
- Marks & Spencer

We are also in discussions with key independent optical groups for the Dusk line:*
- Vision Source,

- Krys Group,
- Hakim Group

*We note that these are just discussions, there is no guarantee that these discussions will lead to any agreements on favorable terms (including in a reasonable timeframe) or any agreement at all.

Target Audience

Ampere's target audience can be characterized by the following attributes:

- Mostly men
- Mostly ages 25-55 years old
- Anyone who wears sunglasses or glasses

Manufacturer and Supplier

our parent has an exclusivity agreement with its primary manufacturer for the wearables line (Dusk). This agreement grants our parent exclusive rights to all patents and technology related to the Dusk product in the United States, developed by the factory. See "Intellectual Property" below.

Fulfillment Facilities

Ampere relies on third-party logistics partners (3PLs) to fulfill product orders for end customers. We utilize SPNS in Shenzhen, China, and Cobalt in Knoxville, Tennessee, for this purpose. The majority of orders within the United States are fulfilled by Cobalt, while most orders from outside the United States are fulfilled by SPNS.

We work with various freight forwarders, both air and sea, to identify the fastest and most cost-effective methods for shipping products to the warehouses. Our company regularly evaluates demand and shipping costs to consolidate or expand distribution capabilities in other regions worldwide.

Market Overview

Below is a brief overview of some of the markets in which we sell our products:

Global Eyewear Market

According to recent market research, the global eyewear market was valued at approximately $169 billion in 2022 and is expected to reach a value of over $300 billion by 2030, growing at a CAGR of around 8.4% during the forecast period.

Dusk, is a new entrant into the global eyewear market, which includes various types of eyewear, such as prescription glasses, sunglasses, contact lenses, and protective eyewear.

Dusk's unique selling proposition is the ability for users to control the tint level of their lenses using an app, providing a solution to the problem of changing light conditions while outdoors. Additionally, Dusk's built-in speakers and microphone offer users the ability to listen to music or take phone calls hands-free, further setting the brand apart from traditional eyewear products.

We believe that Dusk is positioned within the premium segment of the eyewear market, appealing to consumers who value innovation, technology, and style. The brand's target market consists of tech-savvy individuals interested in the latest advancements in wearable technology, as well as fashion-conscious consumers willing to invest in high-end eyewear.

Despite being a comparatively new player, we believe that Dusk has the potential to disrupt the traditional eyewear market and capture a significant share of the growing global eyewear industry, particularly with the increasing demand for smart wearable technology.

Wearables Market

According to recent market research, the global wearables market was valued at approximately $60 billion in 2022 and is expected to reach a value of over $283 billion by 2030, growing at a CAGR of around 14.6% during the forecast period.

Dusk fits into the global wearables market as a niche product that offers unique features to consumers looking for wearable technology that integrates seamlessly into their daily lives.

The wearables market includes a wide range of devices, such as fitness trackers, smart watches, smart glasses, smart clothing, and earbuds, that provide users with various features, such as monitoring health and fitness, receiving notifications, and controlling other smart devices.

Dusk's unique selling proposition is its electrochromic lenses that can be controlled through an app, allowing users to adjust the tint level to suit changing light conditions. Additionally, Dusk's built-in speakers and microphone offer users the ability to listen to music or take phone calls hands-free, making it a convenient device for those on the go.

While Dusk's features may not be as comprehensive as other wearables, such as smartwatches or fitness trackers, we believe it provides a unique and innovative solution to the problem of changing light conditions while outdoors. Additionally, Dusk's integration with smartphones and other smart devices allows it to provide users with added convenience and utility.

Dusk has the potential to appeal to consumers who prioritize innovation, style, and convenience in their wearable technology.

Photochromic Lens Market

The photochromic lens market refers to the industry that produces and sells eyeglass lenses that darken automatically in response to sunlight and UV radiation. Photochromic lenses are also known as transition lenses or adaptive lenses.

According to recent market research, the global photochromic lens market was valued at almost $6 billion in 2022 and is expected to reach a value of over $8 billion by 2028, growing at a CAGR of around 7.1% during the forecast period.

Dusk is a new and innovative type of smart sunglasses that combines the functionality of photochromic lenses with modern technology. While traditional photochromic lenses change their tint in response to UV light, Dusk's electrochromic lenses allow wearers to control the tint level themselves using an app or a button on the frame.

As such, Dusk offers a unique value proposition compared to traditional photochromic lenses. It provides users with more control over their eyewear, allowing them to adjust the tint to their specific needs and preferences. Additionally, Dusk's built-in technology and smart features, such as the ability to take calls and listen to music, offer added convenience and functionality.

In this way, Dusk can be seen as an innovative alternative to traditional photochromic lenses that meets the evolving needs of modern consumers. While the photochromic lens market has been dominated by established players for many years, Dusk presents a fresh and exciting new option for those looking for a more customizable and high-tech experience.

Competition

While smart sunglasses brands are on the rise, currently there are no other brands making app-enabled electrochromic smart sunglasses. Therefore, there is no direct competition, and we are currently a market leader in app-enabled electrochromic smart sunglasses.

However, Dusk's main competitors will likely be other companies offering smart sunglasses or photochromic lenses. Some of the most prominent competitors in this space include:

- Ray-Ban: One of the largest and most well-known eyewear brands in the world, Ray-Ban offers a range of photochromic lenses as well as a limited selection of smart sunglasses.

- Oakley: A subsidiary of Luxottica, Oakley offers a range of photochromic lenses and smart sunglasses with advanced features such as voice-activated controls and integrated earbuds.

- Smith Optics: A division of Safilo Group, Smith Optics offers a range of photochromic lenses as well as a small selection of smart sunglasses with features such as Bluetooth connectivity.

- Transitions Optical: A leading provider of photochromic lenses, Transitions Optical offers a range of products designed to meet different consumer needs and preferences.

- Bose: While not a traditional eyewear company, Bose offers a range of audio sunglasses with built-in speakers and other features.

Employees

The parent company, GGTR LLC currently has 23 full-time employees and 2 executives, who are contracted to spend 80% of their time on Ampere (finance is contracted to spend 50% of their time and customer service is contracted to spend 100% of their time). See "Transactions with Related Persons and Conflicts of Interest– Operational Support Services Agreement" below.

Information Systems

The company relies on the following information systems:

- Shopify
- Extensiv Order Manager

- Gorgias
- Pipedrive
- Google Email
- Google Drive
- Slack
- Asana
- Quickbooks and Xero
- Northbeam
- Klaviyo, Attentive, Instapage

Regulation

The company's imported products are subject to duties, indirect taxes, quotas and non-tariff trade barriers. The company is not materially restricted by quotas or other government restrictions in the operation of its business; however customs duties represent a component of the total product cost. The company makes every effort to manufacture and ship products in a way that saves costs.

Intellectual Property

The company and its subsidiary relies on intellectual property to conduct its business. The company's subsidiary relies on patent and trademark license agreements entered into with the company's parent, pursuant to which the parent has licensed certain intellectual property to the subsidiary for its use. Those agreements cover all the trademarks and patents listed below, as applicable. See "Transactions with Related Persons and Conflicts of Interest" for further details.

GGTR LLC has a strategic partnership with a leading manufacturer of liquid crystal film, Wicue, that gives GGTR LLC exclusivity to their patented technology.

Under the relationship, Wicue shall not produce or supply finished products to any other brand or third party within the product category; Wicue shall not supply "key components" which would enable other brands or third parties to sell exclusive products. The exclusivity agreement is for all eyewear with optical lenses sold in the US. In addition, GGTR LLC has an exclusive agreement for app-enabled tint adjustable eyewear globally.

As part of the agreement, GGTR LLC has agreed to place the Wicue logo on Ampere products, product packaging, and on product webpages that leverage Wicue technology. Additionally, the company must reach an MOQ of 10,000 in the first year of the agreement for the agreement to automatically extend. We can use the technology based on our relationship with GGTR LLC.

In addition, the company, its subsidiary and its parent have a licensing agreement with IngenioSpec, which gives the company and its affiliates rights to use certain US patents held by IngenioSpec related electronic eyewear technology. The cost is 5% of total sales revenue from licensed products.

As of the date of this Form C, the parent has granted the subsidiary a license to use the following patent applications:

Title	Application No.	Application Date

Wireless Charging Device	29/709,653	October 16, 2019
Multi-Device Wireless Charging Apparatus	29/869,797	January 9, 2023
Electrochromic Lenses with Customizable Dimming Experience	63/381,790	November 1, 2022
Power Generator for Water Dispersion Device	63/478,321	January 3, 2023

As of the date of this Form C, the parent has granted the subsidiary a license to use the following patents granted by the United States Patent and Trademark Office:

Title	Patent No.	Publication Date
Triangular Wireless Charger	US D885,334	May 26, 2020
Shower Speaker	US D940,683	January 11, 2022
Power Bank	US D909,967	February 9, 2021
Wireless Charger	US D891,367	July 28, 2020

As of the date of this Form C, the parent has granted the subsidiary a license to use the following patents granted by the Chinese Government:

Title	Patent No.	Publication Date / Date of Announcement
Wireless Charging Device	ZL 2020301333569	March 23, 2021
Shower Speaker	ZL 202130282074X	September 21, 2021
无线充电器 (Horizon)	ZL 2023 3 0201618.4	September 19, 2023

As of the date of this Form C, the parent has granted the subsidiary a license to use registered trademarks, including the following:

Mark	DUSK
Application No.	305788063
Country/Territory	Hong Kong
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009

Goods & Services	Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear

Mark	DUSK
Application No.	1653163
Country/Territory	WIPO (Australia, Canada, EU, Japan, Singapore, UK)
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear

Mark	DUSK
Application No.	2176087
Country/Territory	Canada
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear

Mark	DUSK
Application No.	40202207394P
Country/Territory	Singapore
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear

Mark*	DUSK
Application No.	90684390
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear

Mark	DUSK
Application No.	2259766
Country/Territory	Australia
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009

Goods & Services	Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear

Mark	SHOWER POWER
Registration No.	305721318
Country/Territory	Hong Kong
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges

Mark	SHOWER POWER
Registration No.	2178275
Country/Territory	Australia
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges

Mark	SHOWER POWER
Registration No.	TMA1156549
Country/Territory	Canada
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges

Mark	SHOWER POWER
Application No.	1590224
Country/Territory	WIPO (Designations: Australia, Canada, EU, Japan, Singapore, UK)
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges

Mark	SHOWER POWER
Application No.	40202111183Y
Country/Territory	Singapore
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges

Mark*	SHOWER POWER
Registration No.	6740407
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges

Mark*	FULL CIRCLE
Registration No.	6089122
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009

Goods & Services	Wireless chargers; Cell phone battery chargers; Batteries and battery chargers; Wireless power supplies

Mark*	SIDE POCKET
Registration No.	6105659
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009, 018
Goods & Services	**IC 009:** Computer bags; Bags and cases adapted for holding or carrying wireless chargers; Bags and cases adapted for holding or carrying battery chargers; Bags and cases adapted for holding and carrying electronics, namely, cell phones, batteries, and wireless power supplies **IC 018:** Fanny packs; Fanny packs incorporating rfid technology; Waterproof fanny packs; Weatherproof fanny packs; Travel bags

Mark**	INSTAOPTIC
Application No.	97749042
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	eyewear; sunglasses; eyeglasses; eyewear frames; smart sunglasses; app-enabled eyewear; transitional sunglass lenses; electrochromic lenses; smart lenses for eyewear; smart glass lenses for eyewear; sensor-activated smart lenses for eyewear; sensor-activated transitional sunglass lenses; sensor for measuring light

Mark**	AMPERE
Application No.	88168089
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK

International Class(es)	009
Goods & Services	wireless chargers under 1kw; cell phone battery chargers under 1kw; battery chargers under 1kw

Mark**	UNRAVEL
Reg No.	5768756
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	wireless chargers; cell phone battery chargers; batteries and battery chargers.

Mark**	WAKE UP RECHARGED
Reg No.	5638096
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	wireless chargers; cell phone battery chargers; cell phone battery chargers for use in vehicles; mobile phone cases featuring rechargeable batteries; audio speakers; wireless speakers; sound bars; batteries and battery chargers.

Mark**	HYPERCUBE
Reg No.	5638097
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	wireless chargers; cell phone battery chargers; cell phone battery chargers for use in vehicles; mobile phone cases featuring rechargeable batteries; audio speakers; wireless speakers; sound bars; batteries and battery chargers.

Mark**	GOGOTORO
Reg No.	5642594
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	cases for mobile phones; carrying cases for cell phones; protective covers and cases for cell phones; carrying cases, holders, protective cases and stands featuring power supply connectors, adaptors, speakers and battery charging devices, specially adapted for use with handheld digital electronic devices, namely, cell phones; cell phone battery chargers; cell phone battery charges for use in vehicles; mobile phone cases featuring rechargeable batteries.

Mark**	GGTR
Reg No.	5854243
Country/Territory	USPTO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	cases for mobile phones; carrying cases for cell phones; protective covers and cases for cell phones; carrying cases, holders, protective cases and stands featuring power supply connectors, adaptors, speakers and battery charging devices, specially adapted for use with handheld digital electronic devices, namely, cell phones; cell phone battery chargers; cell phone battery charges for use in vehicles; mobile phone cases featuring rechargeable batteries.

Mark	AMPERE
App No.	018539452
Country/Territory	EUIPO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009
Goods & Services	Sunglasses; app-enabled electrochromic smart sunglasses; cell phone and mobile accessories.

Mark	AMPERE
App No.	UK00003685825
Country/Territory	UKIPO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009, 011
Goods & Services	Class 009: Wireless chargers under 1kW excluding chargers related to solar energy storage or to electric vehicles; Cell phone battery chargers under 1kW; batteries under 1kWh excluding batteries related to solar energy storage or to electric vehicles; battery chargers under 1kW excluding battery chargers related to solar energy storage or to electric vehicles; speakers; waterproof speakers; electronic LED signs; headphones; water temperature gauges; unglasses; App-enabled Electrochromic Smart Sunglasses; Adapters and cables; Cell phone and Mobile accessories. Class 011: LED Lights.

Mark	AMPERE
App No.	2127020
Country/Territory	CIPO
Character/ Design	STANDARD CHARACTER MARK
International Class(es)	009, 011
Goods & Services	Class 009: Generators powered by sun light; solar electricity generators; Wireless chargers under 1kW; Cell phone battery chargers under 1kW; batteries under 1kWh; battery chargers under 1kW; speakers; waterproof speakers; electronic LED signs; headphones; water temperature gauges; Sunglasses; App-enabled Electrochromic Smart Sunglasses; Adapters and cables; Cell phone and Mobile accessories. Class 011: LED lights and hydro-electric generators powered by the flow of water

*Ampere LLC has assigned the trademark under an assignment agreement to the GGTR, LLC.
**Gogotoro LLC merged with GGTR, LLC.

As of the date of this Form C, the parent has granted a license to the subsidiary to use the following unregistered trademarks:

Common Law Mark	Goods
UNRAVEL	Wireless Charger
HYPERCUBE	Wireless Charger
CELL	Wireless Charger
JETPACK	Power Bank
REALLY GOOD POWER BANK	Power Bank
POWER CUBE	Power Bank
SHOWER POWER	Shower Speaker
SHOWER POWER PRO	Shower Speaker
DROPLET	Shower Speaker
DROPLET PRO	Shower Speaker
SHOWER POWER REMOTE	Shower Speaker Remote Control
DUSK SPORT	Smart Sunglasses
DUSK	Smart Sunglasses
DUSK LITE	Smart Sunglasses
DUSK CHARGING CASE	Smart Sunglass Charging Case
SIDEKICK	Tech Bag
SIDEPOCKET	Tech Bag

Litigation

From time to time, the company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in such matters may arise from time to time that may harm the company's business. To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the company or any of its subsidiaries.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$70,000
Inventory	76%	$38,000	25%	$250,000
Sales &Marketing	0%	0	25%	$250,000
Research and Development	0%	0	15%	$150,000
Company Employment	0%	0	15%	$150,000
Operations	0%	0	13%	$130,000
Total	**100%**	**$50,000**	**100%**	**$1,000,000**

The issuer requires additional capital to continue product development, build inventory, establish sales and marketing channels, develop product support and other ongoing operations.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Inventory: includes raw materials, work-in-progress items, finished goods, spare parts, software licenses, prototypes, intellectual property, packaging materials, and excess or obsolete inventory.

Sales & Marketing: includes activities such as advertising, digital marketing, sales team salaries and commissions, trade shows, public relations, and marketing materials. Of the $250,000 for Sales and Marketing, $150,000 will be earmarked specifically for marketing this Offering.

Research and Development: encompass activities such as research personnel salaries, laboratory equipment, prototyping, testing, and experimentation.

Company Employment: salaries of supporting staff including employees as well as contractors, accounting and legal personnel.

Operations: cost of rent and other general services.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Term of Office
Executive Officers:		
Reid Covington*	Chief Executive Officer	March 15, 2023 – Present (Issuer) 2019 – Present (Parent and Subsidiary)
Chase Larson	Chief Operating Officer	March 15, 2023 – Present 2019 – Present (Parent and Subsidiary)
Directors:		
Reid Covington	Director	March 15, 2023 – Present

*As the CEO of the Issuer, Reid Covington is also the Manager of the Crowdfunding SPV and has been so since March 2023.

Reid Covington
CEO, Director

- Digital marketing veteran, raised more $50M+ on crowdfunding for other brands since 2016.
- Previous work history: FCTRY
- Co-founded Ampere in 2019
  - Took on role as CEO from day 1
  - As CEO, he is the manager of the company with a focus on sales and marketing

Chase Larson,
COO

- 8+ years experience in hardware, design strategy, and procurement in consumer electronics.
- Previous work history: Jawbone
- Co-founded Ampere in 2019
  - Took on role as COO from day 1
  - As COO, he is the manager of all of the company's operations with a focus on product

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 5,970,000 shares of Class A Voting Common Stock, of which 5,970,000 are issued and outstanding (the "**Voting Common Stock**"), 1,940,578 shares of Class B Non-Voting Common Stock, of which 146,773 are issued and outstanding (the "**Non-Voting Common Stock**") and 1,977,644 shares of preferred stock of which 0 are issued and outstanding (the "**Preferred Stock**").

Class B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

The investment will be made through Ampere Technologies CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

See "Securities Being Offered" above for a description of our capital stock.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer does not have any outstanding options, SAFEs, Convertible Notes and Warrants.

See "Financial Information – Liquidity and Capital Resources – Indebtedness" below.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
GGTR LLC	5,970,000 Class A Voting Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

We are providing the following financial statements:

- Financial Statements for the Ampere Technologies Inc. for the period from March 15, 2023 (inception) to March 31, 2023
- Financial Statements for Ampere LLC for the fiscal years ended December 31, 2022 and December 31, 2021
- Financial Statements for Ampere Technologies CF SPV LLC for the period from March 21, 2023 (inception) to March 31, 2023

The financial statements were audited by Fruci & Associates II, PLLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2023 and 2024 and is subject to change once we complete our fiscal years, prepare our consolidated financial statements and our accountant completes a financial review and/or audit of those statements.

All of the company's operations will be in Ampere LLC, the company's operating subsidiary. The operating results reflect the performance of our subsidiary for the years ended December 31, 2022 and December 31, 2021.

To supplement our subsidiary's financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (US GAAP), we present gross revenue, a non-US GAAP financial measure, in addition to net revenue, a US GAAP financial measure. Gross revenue includes items not typically included in revenue under US GAAP such as amounts related to discounts and returns.

These non-US GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with US GAAP. These measures may be different from non-US GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We generate revenue from DTC sales and wholesale sales of our products. Revenue is influenced by advertising, discounts and promotions, merchandising, packaging, and in the wholesale channel, all of which have a significant impact on consumers' buying decisions.

The company's gross revenue includes sale returns and discounts.

We deduct promotional discounts and refunds issued to determine net revenue. Customers who receive a damaged product or are dissatisfied with a product may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing products, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We may periodically

provide promotional offers, including discounts, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as an adjustment to arrive to net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

Cost of sales includes actual product cost and the cost of transportation to the company's distribution facilities.

Operating expenses largely consist of selling, advertising & marketing, consultants & contractors, SaaS subscriptions and general and administrative expenses.

Results of Operations

Revenue

Gross revenue for the fiscal year ended December 31, 2022 ("Fiscal 2022") was $3,981,572, a $3,471,572 (or 680%) increase from $510,531 for the fiscal year ended December 31, 2021 ("Fiscal 2021"). Gross revenue from Direct to Consumer ("DTC") DTC or online gross revenue increased $3,327,352 (or 695%), to $3,806,366 for Fiscal 2022 from $ 479,014 for Fiscal 2021. This was primarily driven by Dusk with gross revenue of $1,980,680, 50% of 2022 total DTC gross revenue. Gross revenues from wholesale gross revenue increased by $143,689 (or 456%), to $175,206 for Fiscal 2022, from $31,517 for Fiscal 2021. The increase in gross revenue relates to stronger Unravel and Dusk gross revenue at $84,303 and $61,093, respectively.

The following chart reconciles gross revenue and net revenue:

| | Years ended December 31, | |
	2022	**2021**
Gross revenue	$ 3,981,572	$ 510,531
Discounts/refunds	(1,237,850)	(165,649)
Net revenue	2,743,722	344,882

The company includes sales returns and discounts in gross revenue for DTC sales, the amount of gross revenue related to sales returns and discounts were $1,237,850 and $165,649, respectively for Fiscal 2022 and Fiscal 2021.

Net revenue for DTC sales was $2,568,515 and $313,365 for Fiscal 2022 and Fiscal 2021, respectively. Net revenue and gross revenue were the same for wholesale sales.

Net revenue for Fiscal 2022 was $2,743,722, a $2,398,840 (or 696%) increase from $344,882 for 531 for the fiscal year ended Fiscal 2021. This was primarily driven by the launch of Dusk.

Cost of Goods Sold

Cost of sales for Fiscal 2022, was $1,240,821 compared to $259,961 for Fiscal 2021, an increase of $980,860 (or 377%). The increase in cost of goods sold relates to the increase in revenues.

Accordingly, our gross profit increased $1,417,980 (or 1,670%) to $1,502,901 for Fiscal 2022, from $84,921 for Fiscal 2021 and our gross margins increased to 55% for Fiscal 2022 from 25% in Fiscal 2021.

Operating Expenses

Total operating expenses for Fiscal 2022 increased to $2,279,447 from $1, 411,171 for Fiscal 2021, a $868,276 (or 6   2%) increase. The primary components of the increase are:

- a $327,482 increase in sales expenses due to our push into the wholesale and retail channels;
- a $313,513 increase in advertising & marketing expenses to acquire new customers; and
- a $98,939 increase in Consultants & Contractors to bring on and maintain high quality talent for project-based work.

Other Income (Expense)

The subsidiary had interest expenses of $144,722 in Fiscal 2022 compared to $9,564 in interest expenses in Fiscal 2021. The increase in the interest expense primarily is due to the higher amount of debt (including credit card debt) related to increased marketing activity and inventory purchasing activity.

Net Income

As a result of the foregoing, the company generated a net loss of $922,533 for Fiscal 2022 compared to $1,336,075 for Fiscal 2021.

Cash and Cash Equivalents

As of March 31, 2023, the Issuer had an aggregate of approximately $74,927 in cash and cash equivalents, leaving the Issuer with approximately 2 to 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

As of December 31, 2022, the subsidiary had $1,057,906 in total assets, including $1,651 in cash and cash equivalents, $36,253 in accounts receivables, and $371,593 in inventory. As of December 31, 2022, the subsidiary had $2,954,976 in total liabilities including $161,313 in accounts payable, $1,181,669 in term debt, $366,998 in credit card liabilities, and $1,328,647 in long term liabilities.

To date, the subsidiary has primarily been funded from the sale of its consumer products

Capital Expenditures and Other Obligations

The company's current obligations relate to its indebtedness, see "Indebtedness" below.

Indebtedness

As March 31, 2024, the Issuer has the following debt outstanding:

Type	Merchant Cash Advances
Creditor	Paypal Loan
Amount Outstanding	$ 26,938.38
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	3/1/25
Date Entered Into	12/8/22

Type	Merchant Cash Advances
Creditor	Paypal Loan
Amount Outstanding	$ 36,686.28
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	3/1/25
Date Entered Into	10/18/22

Type	Merchant Cash Advances
Creditor	Kickfurther
Amount Outstanding	$ 97,186.61
Interest Rate and Amortization Schedule	n/a
Description of Collateral	Inventory
Other Material Terms	n/a
Maturity Date	8/23/2024
Date Entered Into	9/26/22

Type	Merchant Cash Advances
Creditor	Business Backer
Amount Outstanding	$ 110,475.87
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a

Other Material Terms	n/a
Maturity Date	01/23/2026
Date Entered Into	9/15/22

Type	Merchant Cash Advances
Creditor	8fig Combined
Amount Outstanding	$ 351,399.25
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	7/16/2026
Date Entered Into	12/3/21

Type	Small Business Loan
Creditor	SBA Ampere
Amount Outstanding	$ 151,579.52
Interest Rate and Amortization Schedule	0.0375
Description of Collateral	The company's assets
Other Material Terms	n/a
Maturity Date	12/7/50
Date Entered Into	7/19/20

Type	Merchant Cash Advances
Creditor	Parafin Capital
Amount Outstanding	$ 6,850.46
Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	*
Date Entered Into	5/3/23

Type	Merchant Cash Advances
Creditor	Shopify Capital
Amount Outstanding	$ 53,035.24

Interest Rate and Amortization Schedule	n/a
Description of Collateral	n/a
Other Material Terms	n/a
Maturity Date	*
Date Entered Into	1/22/24

* There is no maturity date, the loan is paid back based on a percentage of revenue.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Voting Common Stock	$0*	5,970,000	n/a	April 11, 2023	Section 4(a)(2)
Class B Non-Voting Common Stock	$531,816	146,773	Working Capital, Product Development, IP & Inventory, Marketing and Salaries	2023-2024	Reg CF

See the sections titled *"Securities Being Offered"* and "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

Our subsidiary, Ampere, LLC, has the following balances with related parties as of December 31, 2022 and 2021:

	2022	2021
Due from Braag LLC	$60,757	$161,423
Due from GGTR LLC	$0	$27,475
Due to Ervet LLC	$12,409	$12,511
Due to GGTR Limited	$674,256	$599,978
Due to GGTR LLC	$432,621	$0

Braag LLC is controlled by Reid Covington. Reid Covington owns 100% of the equity in Braag LLC.

GGTR Limited is controlled by Reid Covington. Reid Covington owns 59% of the equity in GGTR Limited and Chase Larson owns the remaining 41% of the equity.

Ervet is controlled by Reid Covington. Reid Covington and Melissa Covington owns 100% of the equity in Ervet LLC. Melissa is married to Reid.

Ervet is controlled by Reid Covington. Reid Covington and Melissa Covington owns 100% of the equity in Ervet LLC. Melissa is married to Reid.

GGTR LLC is our parent company, which Reid Covington owns 43% and Chase Larson owns 30%.

On January 12, 2023, the company took an additional working capital loan to finance inventory, marketing, salaries and general working capital in the amount of $69,500. $26,062 of which has already been paid back.

On March 15, 2023 and April 10, 2023, Ampere LLC assigned, sold, conveyed and transferred ownership of certain trademarks and patents to our parent at a cost of $243,560. Ampere LLC will lose IP assets of $239,648, and in turn, decrease its liability to our parent by $239,648. The company then entered into two agreements, a trademark and patent license agreement with our parent, see "License Agreements" below.

On April 11, 2023, the ownership of Ampere LLC was changed from Reid Covington and Chase Larson to GGTR LLC. The parent company, GGTR LLC currently has 28 full-time employees and 3 executives, who are contracted to spend 80% of their time on Ampere (finance is contracted to spend 50% of their time and customer service is contracted to spend 100% of their time).

Operational Support Services Agreement

Ampere, LLC has entered into an "Operational Support Services Agreement" with our parent company, GGTR LLC. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, management, business development, corporate communication, program design, graphic presentation, engineering, financial

reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, our parent employs about 30 staff. Under the agreement, the parent will manage the company. The company will incur direct and indirect costs. In general costs shall be allocated to us and our subsidiary as follows:

Costs related to:	Percentage:
Customer Services	100%
Financial Reporting and Internal Audit	50%
All other Services	80%

Certain direct costs will be borne entirely by us including, cost of goods, shipping, ads, etc.

We intend to use these percentages, but the company may review the application annually and may adjust accordingly.

The initial term of the agreement is one year and is automatically renewable. Either party can terminate the agreement by written notice 30 days prior to the end of the current term.

Shares to our Parent's Employees

In addition to payments under the Operational Support Services Agreement, separately, there are 400,000 shares of Class B Non-Voting Stock that can be used to compensate individuals at our parent company, including our CEO, for services performed. Issuance of these shares as compensation or as options may dilute your stake in the company, see "Dilution".

License Agreements

Effective April 13, 2023, the parent granted a license of all the trademarks described in "Intellectual Property" above to Ampere LLC under the Trademark License Agreement (the "Trademark Agreement"). Ampere LLC is required to pay a royalty fee equal to 5% of Gross Revenue as consideration for the license. The agreement has an initial three-year term and unless terminated by GGTR, LLC in written notice to Ampere LLC will automatically renew for three-year renewal terms.

Effective April 13, 2023, the parent granted a license of all patents and patent applications described in "Intellectual Property" above to Ampere LLC under the Patent License Agreement (the "Patent Agreement"). Ampere LLC is required to pay a royalty fee equal to 5% of Gross Revenue as consideration for the license. The agreement has an initial three-year term and unless terminated by GGTR, LLC in written notice to Ampere LLC will automatically renew for three-year renewal terms.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://ampere.shop/pages/annual-reports. The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their

representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Ampere Technologies, Inc.

By:

/s/ Reid Covington
_____
(Signature)

Reid Covington
_____
(Name)

Chief Executive Officer
_____
(Title)

Ampere Technologies CF SPV, LLC

By:

/s/ Reid Covington
_____
(Signature)

Reid Covington
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Reid Covington
_____
(Signature)

Reid Covington
_____
(Name)

Chief Executive Officer, principal financial officer, principal accounting officer, and Director and Manager of the Ampere Technologies CF SPV, LLC
_____
(Title)

April 8, 2024
_____
(Date)

/s/ Chase Larson
_____
(Signature)

Chase Larson
_____
(Name)

Chief Operating Officer
_____
(Title)

April 8, 2024

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EXHIBIT B

Certificate of Incorporation

EXHIBIT C

Subscription Agreement

EXHIBIT D

Video Transcripts

EXHIBIT E

Testing the Waters

EXHIBIT F

Operating Agreement of the Crowdfunding SPV

EXHIBIT G

Excerpts from Campaign Page